Exhibit 19.1
CERTARA, INC.
INSIDER TRADING POLICY
This Insider Trading Policy (“Policy”) contains the following sections:
1.0     General
2.0     Definitions
3.0     Statement of Policy
4.0     Certain Limited Exceptions
5.0     Pre-clearance of Trades and Other Procedures
6.0     10b5-1 Trading Plans, Hedging, Margin Accounts and Pledges
7.0     Potential Criminal and Civil Liability and/or Disciplinary Action
8.0     Broker Requirements for Section 16 Persons
9.0     Confidentiality
10.0     Legal Effect of this Policy
1.1General
1.2Certara, Inc. and its subsidiaries (collectively, the “Company”) have adopted this Policy to prevent insider trading. Strict adherence to this Policy will help safeguard both the Company’s reputation and integrity and your own. This Policy applies to all of the following (collectively, the “Insiders”), each of whom must, at all times, comply with the securities laws of the United States and all other applicable jurisdictions:
•the Company’s directors, officers, employees and any other persons the Company determines should be subject to the Policy, such as contractors and consultants (collectively, “Certara Personnel”);
•the households of Certara Personnel (including any person who lives in the household of Certara Personnel whether or not a family member), and any family members of Certara Personnel who do not live in their household but whose transactions in Company securities are directed by or subject the influence or control of Certara Personnel (e.g., parents or children who consult with Certara Personnel before they trade in Company securities); and
•trusts, corporations and other entities, vehicles or other accounts controlled by any of such persons.
1.3Federal securities laws prohibit trading in the securities of a company while aware of “inside” information. These transactions are commonly known as “insider trading.” It is also illegal to recommend to others (commonly called “tipping”) that they buy, sell or retain the securities of a company to which such inside information relates. This includes any communication providing inside information on social media or other internal or external Internet platforms. Anyone violating these laws is subject to personal liability and could face significant fines and criminal penalties, including imprisonment. Federal securities laws also create a strong incentive for the Company to deter insider trading by its employees. In the normal course of business, Certara Personnel may come into possession of inside information concerning the Company, its industry, transactions in which the Company proposes to engage or other entities with which the Company does business. Therefore, the Company has established this Policy with respect to trading in its securities and securities of certain other companies. Any violation of this Policy could subject you to disciplinary action, up to and including termination. See Section 7.0.
1.4This Policy concerns compliance as it pertains to the disclosure of inside information regarding the Company or another company and to trading in securities while in possession of such inside information. In addition to requiring that Insiders comply with the letter of the law, it is the Company’s policy that Insiders exercise judgment so as to also comply with the spirit of the law and avoid even the appearance of impropriety.
1.5This Policy is intended to protect Insiders and the Company from insider trading violations. However, the matters set forth in this Policy are not intended to replace your responsibility to understand and comply with the legal prohibition on insider trading. Appropriate judgment should be exercised in connection with all securities trading. If you have specific questions regarding this Policy or applicable law, please contact the General Counsel (or his or her designee).
2.0    Definitions
2.1    Family Members. For purposes of this Policy, the term “family members” includes family members who reside with you, anyone else who lives in your household and any family members who do not live in your household but whose transactions are directed by you or are subject to your influence or control. Certara Personnel are responsible for the transactions of their family members and therefore should make them aware of the need to confer with them before they trade in the Company’s securities or securities of companies we do business with.
2.2    Material. Information is generally considered “Material” if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, sell or hold a security. The information may concern the Company or another company and may be positive or negative. In addition, it should be emphasized that Material information does not have to relate to a company’s business; information about the contents of a forthcoming publication in the financial press that is expected to affect the market price of a security could well be Material. Insiders should assume that information that would affect their consideration of whether to trade, or which might tend to influence the price of the security, is Material.
Examples of Material information could include, but are not limited to:
•dividend information;
•earnings results, estimates and guidance on earnings, confirmations of or changes to previously released earnings results, estimates or guidance, or other performance related measures or metrics;
•a significant merger, acquisition or divestiture proposal or agreement;
•investments, joint ventures, tender offers or changes in assets;
•financings and other events involving the Company’s debt instruments and securities (e.g., public or private sales by the Company, its senior management or significant securityholders, defaults, calls of securities for redemption, refinancings, amendments, share repurchase plans, stock splits, and changes to the rights of securityholders);
•developments regarding lines of business, technology and products, significant intellectual property, relations with regulators, partnerships, and consortiums, including the acquisition or loss of an important piece of intellectual property, customer, supplier, contract or relationship;
•changes in control or significant changes in executive management;

•a significant disruption in the Company’s operations, or loss, potential loss, breach or unauthorized access of its property or assets, including its facilities, data and information technology infrastructure and cybersecurity and privacy incident or events;
•significant changes in compensation policy;
•significant write-offs or liquidity issues;
•potential restatements of the Company’s financial statements, changes in, or disagreements with, auditors or notifications that the Company may no longer rely on such firm’s report;
•significant litigation or governmental investigations; and
•layoffs, furloughs, bankruptcy, corporate restructuring or receivership.
Information that something is likely to happen or even just that it may happen can be Material. Courts often resolve close cases in favor of finding the information Material. Therefore, Insiders should err on the side of caution. Insiders should keep in mind that the Securities and Exchange Commission’s (“SEC”) rules and regulations provide that the mere fact that a person is aware of the information is a bar to trading. It is no excuse that such person’s reasons for trading were unrelated to the information.
If you have any question regarding whether specific information may be deemed material, please contact a member of the Legal Department.
2.3    Non-Public Information. For the purpose of this Policy, information is “Non-Public Information” until three criteria have been satisfied:
First, the information must have been widely disseminated. Insiders should assume that information has NOT been widely disseminated unless one or more of the following has occurred:
•it has been carried in a “financial” news service such as the Dow Jones Broad Tape;
•it has been carried in a “general” news service such as the Associated Press;
•it has been carried by a national television news service;
•it has appeared in a publicly available filing with the SEC; and/or
•it has been disclosed in another manner compliant with Regulation FD (Fair Disclosure).
Second, the information disseminated must be some form of “official” announcement or disclosure, which, in the case of information about the Company, must be made by the Company. In other words, the fact that rumors, speculation, or statements attributed to unidentified sources are public is insufficient to be considered widely disseminated even when the information is accurate.
Third, after the information has been disseminated, a period of time must pass sufficient for the information to be absorbed by the general public. As a general rule, unless otherwise specified by the Company, information should not be considered fully absorbed until at least one trading day has elapsed after the public disclosure in a manner compliant with Regulation FD.
2.4    Restricted Persons. The term “Restricted Persons” means all Permanent Restricted Persons (as defined in Section 5.1 below) and all Other Restricted Persons (as defined in Section 5.2 below).
2.5    Section 16 Persons: The term “Section 16 Persons” means members of the Company’s Board of Directors and the Company’s “officers” (as defined in Rule 16a-1 under the Securities Exchange

Act of 1934, as amended (the “Exchange Act”)), as designated by the Company from time to time.
2.6    Security or Securities. The term “security” or “securities” is defined very broadly by the securities laws and includes stock (common and preferred), stock options, warrants, bonds, notes, debentures, convertible instruments, put or call options (i.e., exchange-traded options) or other similar instruments.
2.7    Trade or Trading. The term “trade” or “trading” means broadly any purchase, sale or other transaction to acquire, transfer or dispose of securities, including derivative exercises, gifts or other contributions, pledges, exercises of stock options granted under the Company’s stock plans, sales of stock acquired upon the exercise of options and trades made under an employee benefit plan such as a 401(k) plan.
3.0    Statement of Policy

3.1    General – Trading in Securities of Certara. It is the policy of the Company that the Company and its directors, officers and employees comply with all federal and state securities laws and regulations applicable to the purchase and sale of the Company’s securities. Accordingly, no Insider may trade the Company’s securities at any time when the Insider has Material Non-Public Information concerning the Company. It is the responsibility of the Insider to be certain that they do not have Material Non-Public Information when determining to trade. For certain limited exceptions from prohibitions on trading imposed by this Policy, see Section 4.0 below.
3.2    General – Trading in Securities of Other Companies. No Insider may trade securities of another company at any time when the Insider has Material Non-Public Information about that company, including, without limitation, any of our customers or partners, when that information was obtained, in whole or in part, as a result of the Insider’s employment or relationship to the Company.
3.3    Tipping. No Insider may disclose (“tip”) Material Non-Public Information to any other person (including family members), and no Insider may make trading recommendations on the basis of Material Non-Public Information. In addition, Insiders should take care before trading on the recommendation of others to ensure that the recommendation is not the result of an illegal “tip.”
3.4    Public Comment. No Insider who receives or has access to the Company’s Material Non-Public Information may comment on stock price movements or rumors of other corporate developments (including discussions on social media, blogs or online comment forums) that are of possible significance to the investing public unless it is part of the Insider’s job (such as Investor Relations) or the Insider has been specifically authorized by the Chief Executive Officer, or both of the Chief Financial Officer and the General Counsel, in each instance. Violations of this section must be reported immediately to the General Counsel (or his or her designee).
3.5    Media/Analyst Inquiries. In addition, it is generally the practice of the Company not to respond to inquiries and/or rumors concerning the Company’s affairs. If you receive inquiries concerning the Company from the media or inquiries from securities analysts or other members of the financial community, you should follow the Company’s external communications policy and refer such inquiries, without comment, to the Chief Marketing Officer (or his or her designee).
3.6    Window Periods. Certain Insiders may only trade in the Company’s securities during the four “Window Periods” that occur each fiscal year or in connection with a registered primary or secondary underwritten offering of the Company. These persons must also receive pre-approval prior to any transaction involving the Company’s securities. See Section 5.0.
3.7    Policy Effective Time. For all Insiders, this Policy continues in effect until the opening of the first Window Period after termination of employment or other relationship with the Company, except that, unless notified otherwise by the Company, the pre-clearance requirements set forth in Section 5.0 continue to apply to Permanent Restricted Persons for six months after the termination of their status as a Permanent Restricted Person. See Section 5.3.
4.0    Certain Limited Exceptions
The prohibition on trading in the Company’s securities set forth in Section 3.0 above does not apply to:
4.1    distributing or transferring shares to an entity that does not involve a change in the beneficial ownership of the shares (for example, to certain types of trusts of which you are the sole beneficiary during your lifetime);
4.2    the exercise of stock options to buy and hold the Company’s stock (and not sell) (including any net settled stock option exercise to buy and hold) under our equity incentive plans; however, the sale of any such stock acquired upon such exercise, including as part of a broker-assisted cashless exercise of an option or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option or to satisfy tax withholding requirements, is subject to this Policy;
4.3    the withholding by the Company (whether mandated by the Company or pursuant to a tax withholding right) of shares of restricted stock, shares underlying restricted stock units or shares subject to an option, in each case to satisfy tax withholding requirements;
4.4    the execution of transactions pursuant to a trading plan that complies with Rule 10b-5 (“Rule 10b5-1”) under the Exchange Act, which has been approved by the Company (see Section 6.1);
4.5    sales of the Company’s securities as selling stockholder in a registered public offering in accordance with applicable securities laws;
4.6    to the extent the Company offers its securities as an investment option in an employee stock purchase plan, the purchase of stock through the Company’s employee stock purchase plan; however, elections to participate in such plan, the sale of any such stock and changing instructions regarding the level of withholding contributions that are used to purchase stock is subject to this Policy;
4.7    to the extent the Company offers its securities as an investment option in its 401(k) plan, the purchase of Company stock through the Company’s 401(k) plan through regular payroll deductions; however, the sale of any such stock and the election to transfer funds into or out of, or a loan with respect to amounts invested in, the stock fund is subject to this Policy; and
4.8    trading in mutual funds and Exchange Traded Funds holding Company securities at any time, that are either based on broad indexes, such as Standard & Poor’s or NYSE, or on targeted sectors with portfolio holdings of at least 30 or more companies.
5.0    Pre-clearance of Trades and Other Procedures

5.1    Permanent Restricted Persons. The following are “Permanent Restricted Persons”:

•Section 16 Persons; and
•any person who lives in the household of a Section 16 Person whether or not a family member, and any of their family members who do not live in their household but whose transactions in Company securities they direct, influence, or control (e.g., parents or children who consult with Certara Personnel before they trade in Company securities), and trusts, corporations and other entities influenced or controlled by any of such persons (collectively, “Restricted Affiliates”).
In order to facilitate compliance with the securities laws and this Policy, all Permanent Restricted Persons and their Restricted Affiliates are required to maintain their personal investment accounts with Company-designated provider(s), unless an exception is approved in writing by the General Counsel (or his or her designee).
5.2    Other Restricted Persons. From time to time, the Company will notify persons other than Permanent Restricted Persons that they are subject to the pre-clearance requirements set forth in Section 5.3 and/or the Window Periods set forth in Section 5.4 if the Company believes that, in the normal course of their duties, they are likely to have regular access to Material Non-Public Information (“Other Restricted Persons”). Examples of such persons include members of the business development, finance, legal, corporate development, and strategy departments and their households (including any person who lives in the household whether or not a family member), and any of their family members who do not live in their household but whose transactions in Company securities they direct, influence, or control (e.g., parents or children who consult with Certara Personnel before they trade in Company securities), and trusts, corporations and other entities influenced or controlled by any of such persons. Any person notified of their status as an Other Restricted Person will remain an Other Restricted Person subject to the pre-clearance requirements set forth in Section 5.3 and/or the Window Periods set forth in Section 5.4, as applicable, unless otherwise notified in writing by the General Counsel (or his or her designee). Occasionally, certain individuals may have access to Material Non-Public Information for a limited period of time. During such a period, such persons may be notified that they are also Other Restricted Persons who will be subject to the pre-clearance requirements set forth in Section 5.3 and/or the Window Period restrictions set forth in Section 5.4.
5.3    Procedures.
All Restricted Persons must obtain the advance approval in accordance with this Section 5.3 before effecting trades of, or transactions in, the Company’s securities, including, but not limited to, any purchase or sale, exercise of an option (whether cashless or otherwise), gifts, loans, pledges, rights or warrant to purchase or sell such securities, contribution to a trust or other transfers, whether the transaction is for the individual’s own account, one over which he or she exercises control or one in which he or she has a beneficial interest.
Such request for pre-clearance must be submitted to the General Counsel (or his or her designee) in advance of the proposed transaction (at least two weeks in the case of using shares as collateral for a loan (see Section 6.3)) and by completing a “Request for Approval” form available from the legal department. Approval must be in writing, dated and signed, specifying the securities involved. In his or her discretion, the General Counsel (or his or her designee) may require at least two business days’ notice in order to process and review such request for pre-clearance. Approval for transactions and pledges of the Company’s securities will generally be granted only during a Window Period (described in Section 5.4 below) and the transaction may only be performed during the Window Period in which the approval is granted and in any event within two business days from the date of approval, provided that notwithstanding receipt of pre-clearance, you may not trade in Company securities if you subsequently become aware of Material Non-Public Information prior to effecting the transaction. Unless notified otherwise by the Company, Permanent Restricted Persons must comply with these pre-clearance requirements for six months after the termination of their status as a Permanent Restricted Person.
5.4    Window Periods. The Company has established four “windows” of time during the fiscal year during which Request for Approval forms and email requests may be approved and transactions and pledges may be performed by Restricted Persons (“Window Periods”), provided such persons do not have access to Material Non-Public Information. Each Window Period begins at the opening of trading on the first trading day after at least one full trading day on The Nasdaq Global Select Market after the day on which the Company issues a public news release of its quarterly or annual earnings for the prior fiscal quarter or year.
Assuming The Nasdaq Global Select Market is open each day, the following example illustrates when Permanent Restricted Persons and Other Restricted Persons may trade after the Company’s public news release of its quarterly or annual earnings for the prior fiscal quarter or year:

Announcement on Tuesday	First Day of Trading
Before market opens	Wednesday
While market is open	Thursday
After market closes	Thursday
That same Window Period closes at the close of trading on the last trading date that is two weeks prior to the end of the then current fiscal quarter or year. After the close of the Window Period, except as set forth in Section 4.0 above, Restricted Persons may not trade in any of the Company’s securities at least until the start of the next Window Period. The prohibition against trading while aware of, or tipping of, Material Non-Public Information applies even during a Window Period. For example, if during a Window Period, a Material Non-Public acquisition or divestiture is pending or there is a forthcoming publication of Material Non-Public Information in the financial press, you may not trade in the Company’s securities. You must consult the General Counsel (or his or her designee) whenever you are in doubt.
5.5    Suspension of Trading. From time to time, the Company may require that directors, officers, selected employees and/or others suspend trading in the Company’s securities, including during a Window Period, because of developments that have not yet been disclosed to the public. All those affected shall not trade in the Company’s securities while the suspension is in effect and shall not disclose to others that the Company has suspended trading for certain individuals. Though these blackouts generally will arise because the Company is involved in a highly sensitive transaction, incident or event, they may be declared for any reason. If the Company declares a blackout to which you are subject, a member of the legal department will notify you when the blackout begins and when it ends.

5.6    Notification of Window Periods. In order to assist you in complying with this Policy, the Company intends to deliver an e-mail (or other communication) notifying all Permanent Restricted Persons and Other Restricted Persons when the Window Period has opened and when the Window Period is about to close. The Company’s delivery or non-delivery of these e-mails (or other communication) does not relieve you of your obligation to only trade in the Company’s securities in full compliance with this Policy.

5.7    Hardship Exemptions. Those subject to the Window Periods or a blackout pursuant to Section 5.5 may request a hardship exemption for periods outside the Window Periods or during a blackout, as applicable, if they are not in possession of Material Non-Public Information and are not otherwise prohibited from trading pursuant to this Policy. Hardship exemptions are granted infrequently and only in exceptional circumstances. Any request for a hardship exemption should be made to the General Counsel (or his or her designee).

6.0    10b5-1 Trading Plans, Hedging, Margin Accounts and Pledges
6.1    10b5-1 Trading Plans. You have an affirmative defense to insider trading liability if your trade was made under a 10b5-1 trading plan entered into, and in accordance with, Rule 10b5-1. A “10b5-1 trading plan” is a binding, written contract between you and your broker that specifies the price, amount, and date of trades to be executed in your account in the future, or provides a formula or mechanism that your broker will follow in executing trades on your account, and satisfies various other conditions and limitation set forth in Rule 10b5-1 under the Exchange Act. The rules regarding 10b5-1 trading plans are complex and you must fully comply with them. You should consult with your legal advisor before proceeding.
Insiders cannot enter into or modify these plans at any time when in possession of Material Non-Public Information. The plan must also be entered into in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1. In addition, persons subject to the pre-clearance requirements of this Policy described in Section 5.0 cannot enter into or modify these plans outside Window Periods. A 10b5-1 trading plan must not permit you to exercise any subsequent influence over how, when or whether the purchases or sales are made. No trades may occur under a 10b5-1 trading plan until the expiration of the applicable cooling off period specified in Rule 10b5-1, which is:
•for all Section 16 Persons, the later of (a) 90 days after the adoption of the plan or (b) two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the completed fiscal quarter in which the plan was adopted or modified (but, in any event, this required cooling-off period is subject to a maximum of 120 days after adoption or modification of the plan); and
•for other Insiders, 30 days after the adoption of the plan.
Please note that the required cooling-off periods described above apply to the entry into a new 10b5-1 trading plan and any revision or modification of an existing 10b5-1 trading plan.
Each Insider must pre-clear with the General Counsel (or his or her designee) his or her proposed 10b5-1 trading plan prior to the establishment, amendment or termination of such plan. The Company reserves the right to withhold pre-clearance of the adoption, amendment or termination any 10b5-1 trading plan that the Company determines is not consistent with the rules regarding such plans. No Insider will be permitted to adopt a Rule 10b5-1 trading plan if such Insider has an existing contract, instruction or plan that would qualify for the affirmative defense under Rule 10b5-1, subject to the exceptions set forth in the rule. Notwithstanding any pre-clearance of a 10b5-1 trading plan, the Company assumes no liability for the consequences of any transaction made pursuant to such plan.
For Section 16 Persons, if you enter into a 10b5-1 trading plan, your 10b5-1 trading plan should be structured to avoid purchases or sales on dates occurring shortly before known announcements, such as quarterly or annual earnings announcements. Even though transactions executed in accordance with a properly formulated 10b5-1 trading plan are exempt from the insider trading rules, the trades of Section 16 Persons, which are public information through Form

4 filings, may nonetheless occur at times shortly before we announce material news, and the investing public and media may not understand the nuances of trading pursuant to a 10b5-1 trading plan. This could result in negative publicity for you and the Company if the SEC or Nasdaq were to investigate your trades.
For Insiders, any modification or termination of a pre-approved 10b5-1 trading plan requires pre- approval by the General Counsel (or his or her designee). In addition, any modification of a pre- approved 10b5-1 trading plan must occur when you are not aware of any Material Non-Public Information and must comply with the requirements of the rules regarding 10b5-1 trading plans and, if you are subject to Window Period restrictions, must take place during a Window Period. All 10b5-1 trading plans (or modifications thereto) must comply with all applicable legal requirements. Transactions effected pursuant to a pre-cleared 10b5-1 trading plan will not require further pre-clearance at the time of the transaction if the plan specifies the dates, prices (whether the prevailing market price, a specified range or otherwise) and amounts of the contemplated trades, or establishes a formula for determining the dates, prices and amounts.
Finally, if you are a Section 16 Person, 10b5-1 trading plans require special care, as the Company generally will be required to disclose the adoption, amendment or termination of such a plan by such persons in its periodic reports filed with the SEC. Accordingly, it is imperative that Section 16 Persons coordinate with the General Counsel (or his or her designee) prior to establishing, adopting or modifying such plans. Because in a 10b5-1 trading plan you can specify conditions that trigger a purchase or sale, you may not even be aware that a transaction has taken place and you may not be able to comply with the SEC’s requirement that you report your transaction to the SEC within two business days after its execution. Therefore, the 10b5-1 trading plan of a Section 16 Person must not permit transactions in the Company’s securities unless the plan requires the Section 16 Person’s broker to notify the Company before the close of business on the day after the execution of the transaction. See Section 8.0.
6.2    No Short Sales, Hedging or Speculative Transactions. No Insider, whether or not he or she possesses Material Non-Public Information, may trade in options, warrants, puts and calls or similar instruments on the Company’s securities or sell such securities “short” (i.e., selling stock that is not owned and borrowing the shares to make delivery) or engage in speculative (e.g., “day-trading”) that is intended to take advantage of short-term price fluctuations. Such activities may put the personal gain of the Insider in conflict with the best interests of the Company and its stockholders or otherwise give the appearance of impropriety. No Insider may engage in any transactions (including prepaid variable forward contracts, equity swaps, collars and exchange funds) that are designed to hedge or offset any decrease in the market value of the Company’s equity securities.
6.3    Margin Accounts and Pledges. Securities purchased on margin may be sold by the broker without the customer’s consent if the customer fails to meet a margin call.
Similarly, securities held in an account which may be borrowed against or are otherwise pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Accordingly, if you purchase securities on margin or pledge them as collateral for a loan, a margin sale or foreclosure sale may occur at a time when you are aware of Material Non-Public Information or otherwise are not permitted to trade in our securities. The sale, even though not initiated at your request, is still a sale for your benefit and may subject you to liability under the insider trading rules if made at a time when you are aware of Material Non-Public

Information. Similar cautions apply to a bank or other loans for which you have pledged stock as collateral.
Therefore, no Insider, whether or not in possession of Material Non-Public Information, may purchase the Company’s securities on margin, or borrow against any account in which the Company’s securities are held, or pledge the Company’s securities as collateral for a loan, without first obtaining pre-clearance. Request for approval must be submitted to the General Counsel (or his or her designee) at least two weeks prior to the execution of the documents evidencing the proposed pledge. The General Counsel (or his or her designee) is under no obligation to approve any request for pre-clearance and may determine not to permit the arrangement for any reason. Approvals will be based on the particular facts and circumstances of the request, including, but not limited to, the percentage amount that the securities being pledged represent of the total number of our securities held by the person making the request and the financial capacity of the person making the request. Notwithstanding the pre-clearance of any request, the Company assumes no liability for the consequences of any transaction made pursuant to such request.
1.66.4    Managed Accounts. If you have a managed account (where another person has been given discretion or authority to trade without your prior approval), you should advise your broker or investment advisor not to trade in Company securities at any time.
6.5    Standing or Limit Orders Outside of Rule 10b5-1 Trading Plans. Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 trading plans, as described below) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when an Insider is in possession of Material Non-Public Information. As a result, the Company generally discourages the use of standing or limit orders by Insiders. Any standing order or limit order placed by an Insider on the Company’s securities should be limited to a short duration, must comply with the restrictions and procedures outlined in this Policy (including any applicable Window Periods and pre-clearance requirements), and (except standing and limit orders under approved Rule 10b5-1 trading plans) must be immediately revoked by the Insider upon acquisition of Material Non-Public Information or notice by the Company of a suspension in trading pursuant to Section 5.5.
7.0    Potential Criminal and Civil Liability and/or Disciplinary Action

7.1    Individual Responsibility. Each Insider is individually responsible for complying with the securities laws and this Policy, regardless of whether the Company has prohibited trading by that Insider or any other Insiders. Trading in securities during the Window Periods and outside of any suspension periods, or after pre-clearance by the General Counsel (or his or her designee), should not be considered a “safe harbor.” We remind you that, even during a Window Period and after receipt of pre-clearance, you may not trade securities while in possession of Material Non-Public Information (except pursuant to a 10b5-1 trading plan in accordance with Section 6.1 above).
You should also bear in mind that any proceeding alleging improper trading will necessarily occur after the trade has been completed and is particularly susceptible to second-guessing with the benefit of hindsight. Therefore, as a practical matter, before engaging in any transaction you should carefully consider how enforcement authorities and others might view the transaction in hindsight. Further, whether or not you possess Material Non-Public Information, it is advisable that you invest in the Company’s securities or the securities of any company that has a substantial relationship with the Company from the perspective of a long term investor who would like to participate over time in the Company’s or such other company’s earnings growth and with the knowledge that you may be prohibited from disposing of such securities in the future.
7.2    Controlling Persons. The securities laws provide that, in addition to sanctions against an individual who trades illegally, penalties may be assessed against what are known as “controlling persons” with respect to the violator. The term “controlling person” is not defined, but includes employers (i.e., the Company), its directors, officers and managerial and supervisory personnel. The concept is broader than what would normally be encompassed by a reporting chain. Individuals may be considered “controlling persons” with respect to any other individual whose behavior they have the power to influence. Liability can be imposed only if two conditions are met. First, it must be shown that the “controlling person” knew or recklessly disregarded the fact that a violation was likely. Second, it must be shown that the “controlling person” failed to take appropriate steps to prevent the violation from occurring. For this reason, the Company’s supervisory personnel are directed to take appropriate steps to ensure that those they supervise, understand, and comply with the requirements set forth in this Policy.
7.3    Potential Sanctions.
(i)Liability for Insider Trading and Tipping. Insiders, controlling persons and the Company may be subject to civil penalties, criminal penalties and/or jail for trading in securities when they have Material Non-Public Information or for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed Material Non-Public Information, or to whom they have made recommendations or expressed opinions on the basis of such information about trading securities. The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the Financial Industry Regulatory Authority use sophisticated electronic surveillance techniques to uncover insider trading.
(ii)Possible Disciplinary Actions. Certara Personnel who violate this Policy will be subject to disciplinary action, up to and including termination of employment for cause, whether or not the Certara Personnel’s failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish one’s reputation and irreparably damage a career.
7.4    Questions and Violations. Anyone with questions concerning this Policy or its application should contact the General Counsel (or his or her designee). Any violation or perceived violation should be reported immediately to the General Counsel (or his or her designee). Anonymous reporting of violations or perceived violations may be made through Certara’s Compliance Line.

8.0    Broker Requirements for Section 16 Persons
The timely reporting of transactions requires tight interface with brokers handling transactions for Section 16 Persons. A knowledgeable, alert broker can also serve as a gatekeeper, helping to ensure compliance with our pre-clearance procedures and helping prevent inadvertent violations. Therefore, in order to facilitate timely compliance by the directors and executive officers of the Company with the requirements of Section 16 of the Exchange Act, brokers of Section 16 Persons must comply with the following requirements:
•not to enter any order (except for orders under pre-approved 10b5-1 trading plans) without first inquiring with the Company and receiving written verification from the Company that your transaction was pre-cleared and complying with the brokerage firm’s compliance procedures (e.g., Rule 144), and
•to report before the close of business on the day after the execution of the transaction to the Company by telephone and in writing via e-mail to the General Counsel (or his or her designee) and any other persons designated in writing by the General Counsel to receive such reports, the complete (i.e., date, type of transaction, number of shares and price) details of every transaction involving the Company’s stock, including sales and purchases, gifts, donations, transfers, pledges and all transactions pursuant to a 10b5-1 trading plan.
Because it is the legal obligation of the trading person to cause any filings on Form 3, Form 4, Form 5 or Form 144 (or as may otherwise be required) to be made, you are strongly encouraged to confirm following any transaction that your broker has immediately telephoned and e-mailed the required information to the Company.

9.0    Confidentiality
No Certara Personnel should disclose any Non-Public Information to non-Certara Personnel (including to family members), except when such disclosure is needed to carry out the Company’s business and then only when the Certara Personnel disclosing the information has no reason to believe that the recipient will misuse the information (for example, when such disclosures are authorized as necessary to facilitate negotiations with vendors, suppliers or customers or when such persons are subject to contractual confidentiality restrictions). When such information is disclosed, the recipient must be told that such information may be used only for the business purpose related to its disclosure and that the information must be held in confidence. Certara Personnel should disclose Material Non-Public Information to other Certara Personnel only in the ordinary course of business, for legitimate business purposes and in the absence of reasons to believe that the information will be misused or improperly disclosed by the recipient. Written information should be appropriately safeguarded and should not be left where it may be seen by persons not entitled to the information or otherwise accessible by persons not entitled to the information, and Material Non-Public Information should not be discussed with any person within the Company under circumstances where it could be overheard. See Section 7.2.
In addition to other circumstances where it may be applicable, this confidentiality policy must be strictly adhered to in responding to inquiries about the Company that may be made by the press, securities analysts or other members of the financial community. It is important that responses to any such inquiries be made on behalf of the Company by a duly designated officer. Accordingly, Certara Personnel should not respond to any such inquiries and should refer all such inquiries to the Chief Marketing Officer (or his or her designee). See Sections 3.4 and 3.5.
Neither this Policy nor any policy of the Company, and notwithstanding any other confidentiality or non-disclosure agreement (whether in writing or otherwise, including without limitation as part of an employment agreement, separation agreement or similar employment or compensation arrangement) applicable to current or former Insiders, should be deemed to restrict any current or former Insider from communicating, cooperating or filing a complaint with any U.S. federal, state or local governmental or law enforcement branch, agency or entity (collectively, a “Governmental Entity”) with respect to possible violations of any U.S. federal, state or local law or regulation, or otherwise making disclosures to any Governmental Entity, in each case, that are protected under the whistleblower provisions of any such law or regulation, provided that (1) in each case such communications and disclosures are consistent with applicable law and (2) the information subject to such disclosure was not obtained by the current or former Insider through a communication that was subject to the attorney-client privilege, unless such disclosure of that information would otherwise be permitted by an attorney pursuant to 17 CFR 205.3(d)(2), applicable state attorney conduct rules, or otherwise. Any agreement in conflict with the foregoing is hereby deemed amended by the Company to be consistent with the foregoing.
10.0    Post-Termination Procedures
10.1    General. If you are aware of Material Non-Public Information when your service with the Company terminates, you may not trade in the Company’s securities until that information has become public or is no longer material.
10.2    Restricted Persons. If you are a Restricted Person and are separated from the Company during an open Window Period, the General Counsel (or his or her designee) will lift your trading restrictions once confirmation of your separation is determined. If you are an Insider and your relationship is terminated with the Company during a closed Window Period, the General Counsel (or his or her designee) will lift your trading restrictions upon the commencement of the next open Window Period, except that, unless notified otherwise by the Company, the pre-clearance requirements set forth in Section 5.0 continue to apply to Permanent Restricted Persons for six months after the termination of their status as a Permanent Restricted Person. See Section 5.3. Notwithstanding the lifting of any trading restrictions, however, if you are in possession of Material Non-Public Information, you must continue to refrain from trading in the Company’s securities until that information has become public or is no longer material.
11.0    Legal Effect of this Policy
The Company’s Policy with respect to insider trading and the disclosure of confidential information, and the procedures that implement this Policy, are not intended to serve as precise recitations of the legal prohibitions against insider trading and tipping which are highly complex, fact specific and evolving. Certain of the procedures are designed to prevent even the appearance of impropriety and in some respects may be more restrictive than the securities laws. Therefore, these procedures are not intended to serve as a basis for establishing civil or criminal liability that would not otherwise exist.

Updated 2026 version adopted by the Board of Directors, as of December 19, 2025.
Effective Date: January 1, 2026